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                                                           EXHIBIT 12(a)


                            D&N CAPITAL CORPORATION
               Computation of ratio of earnings to fixed charges


                                        1998    1997*
                                       ---------------
                                (In thousands, except ratio):


Net income                             $3,914   $1,852

Fixed charges:
     Advisory fees                        125       57

Total fixed charges                       125       57

Earnings before fixed charges          $4,039   $1,909

Fixed charges, as above                $  125   $   57

Ratio of earnings to fixed charges       32.3     33.5




* For period from inception (March 18, 1997) through December 31,1997.